Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Caledonia Mining Corporation Plc ("Company")

3rd Floor, Weighbridge House

Weighbridge

St Helier, Jersey

JE2 3NF

Item 2.	Date of Material Change

November 5, 2018

Item 3.	News Release

A News Release was disseminated on November 6, 2018 through GlobeNewswire.

Item 4.	Summary of Material Change

On November 5, 2018, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with Fremiro Investments (Private) Limited (“Fremiro”), dated November 5, 2018. The Company currently owns 49% of the shares of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) and, pursuant to the Purchase Agreement, the Company will acquire Fremiro’s 15% shareholding in Blanket Mine.

Item 5.	Full Description of Material Change

On August 24, 2018 the Company announced that it had entered into a Memorandum of Understanding with Fremiro regarding the Company’s intention to buy Fremiro’s 15% shareholding in Blanket Mine for a gross consideration of US$16,667,000, to be settled through a combination of:

(a)	the cancellation of a loan between the Company and Fremiro (including the accrued interest thereon) pursuant to which, as of June 30, 2018, Fremiro owed the Company US$11,467,545 (the “Fremiro Loan”); and

(b)	the issue of 727,266 common shares of the Company at an issue price of US$7.15 per share.

On November 6, 2018 the Company announced that it and Fremiro had entered into the Purchase Agreement which reflects the terms of the August 24, 2018 Memorandum of Understanding.

Previously, the Company held through its Zimbabwean subsidiary 100% of the shares of Blanket Mine, but completed an “indigenisation” of Blanket Mine in accordance with Zimbabwe’s Indigenisation and Economic Empowerment Act (the “Act”) in late 2012. As part of the indigenisation transaction, 41% of the shares in Blanket Mine were sold to indigenous Zimbabwean shareholders for a total consideration of US$30,090,000 including 15% to Fremiro, a Zimbabwean company. 10% of the shares in Blanket Mine were donated to the local community.

To facilitate the sales of the shares in Blanket Mine, the purchase price payable by the purchasers, including Fremiro, was left outstanding in the form of interest-bearing loans which are repayable to the Company.

Following amendments to the Act passed in March 2018 which removed the 51% indigenisation requirement for gold mining businesses, the Company entered into the Memorandum of Understanding, followed by the Purchase Agreement.

Reflecting the terms of the Memorandum of Understanding, pursuant to the Purchase Agreement, as consideration for the acquisition of Fremiro’s 15% shareholding in Blanket Mine, the Company will pay US$16,667,000 to Fremiro by:

(c)	cancelling the Fremiro Loan;

(d)	issuing to Fremiro 727,266 common shares of the Company at an issue price of US$7.15 per share.

The closing price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) on November 2, 2018, the last business day prior to execution of the Purchase Agreement, was C$7.40 per common share of the Company.

The purchase is subject to a number of conditions, including approval of the Reserve Bank of Zimbabwe as well as successfully listing the common shares to be issued to Fremiro on the NYSE American LLC and the TSX, and admission to trading of depositary interests representing the common shares on AIM of the London Stock Exchange plc.

Completion of the purchase is targeted for November 30, 2018. However, pursuant to the Purchase Agreement, completion may be extended until December 31, 2018 or to such other date as agreed between the Company and Fremiro in writing in order to enable the conditions to be satisfied.

On completion of the transaction, the Company will have a direct and indirect 64% shareholding in Blanket Mine and Fremiro will hold approximately 6.42% of the diluted equity of the Company. After giving effect to the Purchase Agreement, the Company will have 11,330,419 common shares issued and outstanding.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information please contact:

Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139
Adam Chester	Tel: +44 1534 679 800

Item 9.	Date of Report

November 9, 2018